

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
Stephen P. Smith
Chief Executive Officer
Columbia Pipeline Partners, LP
5151 San Felipe St., Suite 2500
Houston, Texas 77056

> **Re: Columbia Pipeline Partners LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 10, 2014**
> **File No. 333-198990**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cash Distribution Policy and Restrictions on Distributions, page 63

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2015, page 69

1. We note your response to comment 1 in our letter dated December 3, 2014 and have the following comments:

    - In order to estimate GAAP and cash interest expense within your calculation of cash available for distribution, we assume you estimated the portion of spin-off operating and capital expenditures and expansion capital expenditures that was funded by borrowings and the portion that was funded by proceeds from the IPO. On page 74 under the heading "Financing," please revise your disclosure to quantify for your investors the portion of these expenditures that you assumed was funded by borrowings and the portion that you assumed was funded by IPO proceeds.

- In the same location, also add disclosure discussing the limitations of these sources of financing in future years. In doing so, clarify whether you expect all IPO proceeds to be spent during the year ended December 31, 2015 or whether you expect any proceeds to remain available for future use, and clarify any limitations on the amount you can borrow under the intercompany money pool agreement. We believe it is important to explain in a transparent manner the risks that sources of funding seen in your projection of cash available for distribution in 2015 may not be available in future periods.

- Finally, revise your disclosure under "Use of Proceeds" to clearly indicate that you will use a quantified portion of proceeds to fund these expenditures, and ensure that the amount quantified agrees to the amount specified in your discussion of cash available for distribution. If you are unable to definitely state that a set amount of proceeds will be used to fund these expenditures, you should revise your calculation of cash available for distribution and the related narrative assumptions to clearly state that because you do not know if any proceeds will remain for this use, you have assumed that all expenditures will be funded through borrowings.

Financial Statements for the Year Ended December 31, 2013, page F-31

Note 16. Segments of Business, page F-69

2. We note your response to comment 6 in our letter dated December 3, 2014 and have the following comments:

- Please tell us why your unregulated businesses appear to have disproportionately contributed to net income during the nine months ended September 30, 2014.

- Also explain whether you expect the underlying factors that drove the increased significance of these businesses to your profitability to continue in the future and whether you expect the portion of net income attributable to your unregulated businesses to remain around 15%.

- If you expect your unregulated businesses to remain a material component of your net income, if not addressed in your response to the above bullet points, explain to us the specific types of operations that are driving the increased significance of your unregulated businesses and elaborate on how these specific types of operations are similar to your regulated businesses and/or require little active management.

Stephen Smith
Columbia Pipeline Partners LP
December 23, 2014
Page 3

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Gillian Hobson, Esq.
        Vinson & Elkins, LLP